UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Blackstone Private Credit Fund

(Name of Issuer)

Blackstone Private Credit Fund

(Name of Person(s) Filing Statement)

Class I, Class D and Class S Shares of Beneficial Interest

(Title of Class of Securities)

09261H 305, 09261H 206 and 09261H 107

(CUSIP Number of class of securities)

Oran Ebel

c/o Blackstone Credit BDC Advisors LLC

345 Park Avenue, 31st Floor

New York, New York 10154

(212) 503-5100

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda

Benjamin C. Wells

Kenneth E. Burdon

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

November 1, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 1, 2024 by Blackstone Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 71,467,909 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class D common shares of beneficial interest and Class S common shares of beneficial interest, collectively, the “Shares”) at a price equal to the net asset value per Share as of December 31, 2024, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This Amendment to the Statement is being filed pursuant to Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended, to file a written communication relating to the Offer. Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit:

(a)(1)(vii) Q4 Distribution and Tender Offer Update

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE PRIVATE CREDIT FUND

By:	/s/ Oran Ebel
Name:	Oran Ebel
Title:	Chief Legal Officer and Secretary

Dated: December 9, 2024

EXHIBIT INDEX

EXHIBIT

(a)(1)(vii)	Q4 Distribution and Tender Offer Update

EX-FILING FEES	Calculation of Filing Fee Tables